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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        (Amendment No.____________________)*


                       ANALYSTS INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  032681108
                       ---------------------------------------------
                                  (CUSIP Number)


                                  December 31, 2001
                  ----------------------------------------------------------
                     (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

                                 [x] Rule 13d-1(b)

                                 [_] Rule 13d-1(c)

                                 [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

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CUSIP No.  032681108                   Schedule 13G           Page 2 of 6 Pages
          ----------------

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  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Liberty Acorn Trust

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            Not Applicable                                          (a)  [_]

                                                                    (b)  [_]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts

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                       5    SOLE VOTING POWER

     NUMBER OF                  None


                       ---------------------------------------------------------
                       6    SHARED VOTING POWER
       SHARES
                                2,356,600
    BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
        EACH
                                None
     REPORTING

       PERSON
                       ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
        WITH

                                2,356,600

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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,356,600

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not Applicable                                              [_]

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7 %

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  12   TYPE OF REPORTING PERSON*

           IV

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Item 1(a)         Name of Issuer:

                           Analysts International Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           3601 West 76/th/ Street
                           Minneapolis, MN  55435

Item 2(a)         Name of Person Filing:

                           Liberty Acorn Trust ("Acorn")


Item 2(b)         Address of Principal Business Office:

                           227 West Monroe Street, Suite 3000
                           Chicago, Illinois  60606


Item 2(c)         Citizenship:

                           Acorn is a Massachusetts business trust.

Item 2(d)         Title of Class of Securities:

                           Common Stock

Item 2(e)         CUSIP Number:

                           032681108

Item 3            Type of Person:

                           (d)   Acorn is an Investment Company under
                                 Section 8 of the Investment Company
                                 Act.

                               Page 3 of 6 pages

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Item 4             Ownership (at December 31, 2001):

                            (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                                 2,356,600

                            (b)  Percent of class:

                                 9.7% (based on 24,196,535 shares outstanding as of October 31, 2001)

                            (c)  Number of shares as to which such person has:

                                    (i)    sole power to vote or to direct the
                                           vote:  none
                                    (ii)   shared power to vote or to direct the
                                           vote: 2,356,600
                                    (iii)  sole power to dispose or to direct
                                           the disposition of:  none
                                    (iv)   shared power to dispose or to direct
                                           disposition of: 2,356,600


Item 5             Ownership of Five Percent or Less of a Class:

                            Not Applicable

Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person:

                            The shares reported herein have been
                            acquired on behalf of discretionary clients of Liberty Wanger Asset Management, L.P. ("WAM"), including Acorn. Persons other than WAM and WAM Acquisition GP, Inc. ("WAM GP"), the general partner of WAM, are entitled to receive all dividends from, and proceeds from the sale of, those shares. Acorn is the only such persons known to be entitled to all dividends from, and all proceeds from the sale of, shares reported herein to the extent of more than 5% of the class.*

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                   Company:

                            Not Applicable

Item 8             Identification and Classification of Members of the Group:

                            Not Applicable

Item 9             Notice of Dissolution of Group:

                            Not Applicable
____________________________
* WAM and WAM GP have filed a separate amendment on Schedule 13G relating to securities of Analysts International Corporation.

                               Page 4 of 6 pages

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Item 10                             Certification:

                                    By signing below I certify that, to the best
                           of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 pages

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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002


                           The undersigned corporation, on the date above written, agrees and consents to the filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                    LIBERTY ACORN TRUST

                                    By:  /s/ Bruce H. Lauer
                                        ----------------------------------------
                                             Bruce H. Lauer
                                             Vice President, Treasurer and
                                             Secretary

                               Page 6 of 6 Pages